Riku Dining Group Limited

130 Dynamic Drive, Units 4-5

Scarborough, ON

M1V 5C8, Canada

March 16, 2026

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Riku Dining Group Limited
Request to Withdraw

Registration Statement on Form F-1, which became effective on December 31, 2025 (File No. 333- 290212) in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”)

Ladies and Gentlemen:

Riku Dining Group Limited, an exempted company with limited liability, registered and incorporated in the Cayman Islands (the “Company”), filed a Registration Statement on Form F-1 (File No. 333- 290212) with the Securities and Exchange Commission (the “Commission”) that became effective on December 31, 2025 (the “Original F-1”), to register the Company’s Class A ordinary shares for an initial public offering (“IPO”), and to register the Company’s Class A ordinary shares of certain selling shareholders for resale (the “Resale”). While the Original F-1 became effective, neither the IPO nor the Resale occurred.

Pursuant to Rule 477 promulgated under the Securities Act, the Company hereby respectfully requests that the Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Original F-1, together with all exhibits thereto. No securities were sold pursuant to the Original F-1 or in any offering pursuant to the Original F-1.

On March 16, 2026, the Company plans to proceed with a new F-1 to register $34,500,000 of the Company’s Class A ordinary shares in connection with its IPO, and $9,860,004 of the Company’s Class A ordinary shares in connection with the resale of such shares by certain selling shareholders (the “New F-1”). The New F-1 increases the size of the original offering for the IPO, but is otherwise substantially similar to the Original F-1.

It is our understanding that this application for withdrawal of the Original F-1 will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Original F-1. However, the Company respectfully requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Original F-1 be credited for future use, including to offset the registration fee payable with respect to the Company’s Class A ordinary shares that are to be registered on the New F-1.

We would be grateful if you could please send copies of the written order granting withdrawal of the Original F-1 to Luk Siu Fung Mark, Vice Chairman and Executive Director, Riku Dining Group Limited, 130 Dynamic Drive, Units 4-5, Scarborough, ON, M1V 5C8, Canada (Email: mark.luk@esconcept.com.hk), with a copy to Norly Jean-Charles, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154 (Email: njeancharles@loeb.com).

Please do not hesitate to contact Norly Jean-Charles, Esq. at (212) 407-4271 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

By:	/s/ Luk Siu Fung Mark
Name:	Luk Siu Fung Mark
Title:	Vice Chairman and Executive Director

cc	F. Holt Goddard, Esq. and Norly Jean-Charles Loeb & Loeb LLP